UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER      333-127237-02

CUSIP NUMBER

(Check one)
[X] Form 10-K
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q
[ ] Form 10-D
[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this from shall be construed to imply that the Commission has Verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   REGISTRANT INFORMATION

New Century Home Equity Loan Trust 2006-S1
(Full name of Issuing Entity)

New Century Mortgage Securities LLC
(Full name of Registrant)

None
(Former Name if Applicable)

Care of Deutsche Bank National Trust Company as Trustee
1761 East St. Andrew Place
(Address of Principal Executive Office) (Street and Number)

Santa Ana, CA  92705
(City, State and Zip Code)

PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
             N-SAR or Form N-CSR, or portion thereof, will be filed on
    [ ] or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

The Registrant is unable to file a complete Annual Report on Form 10-K for the fiscal year ending December 31, 2006 without unreasonable effort or expense because of the failure to receive the Item 1122 attestation reports (the "Attestation Reports") required by Regulation AB for New Century Mortgage Corporation ("New Century"), the servicer of the mortgage loans under the servicing agreement.

New Century has informed the Registrant it engaged an accounting firm to perform an attestation engagement relative to compliance with the provisions of Regulation AB as of and for the year ended December 31, 2006. The accounting firm has informed New Century that it has not yet completed its attestation engagement and, accordingly, is not able to render an opinion on New Century's compliance with the provisions of Regulation AB as of and for the year ended December 31, 2006.

New Century has also informed the Registrant that it has not received an assessment of compliance or an accompanying attestation report on the assessment of compliance required by Regulation AB from the vendor that performs a lockbox of initial processing of cash receipts.

New Century is an affiliate of the Registrant.

The Registrant is continuing to work with New Century and its senior management to obtain the Attestation Report by no later than the extended filing deadline of April 17, 2007.

In addition, on April 2, 2007, New Century and certain other of the Registrant's affiliates (the "Debtors") filed voluntary petitions (the "Bankruptcy Filings") for reorganization (the "Reorganization Cases") under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Reorganization Cases are being jointly administered by the Honorable Kevin J. Carey under the caption "In re New Century TRS Holdings, Inc., et al., Case No. 07-10416." The Debtors will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Further, on April 2, 2007, New Century Financial Corporation ("NCFC") and New Century, which is NCFC's indirect wholly-owned subsidiary, entered into an Asset Purchase Agreement (the "Servicing Assets Agreement") with Carrington Capital Management, LLC (in which NCFC holds an ownership interest) and its affiliate (collectively, "Carrington") for the sale of its servicing assets and servicing platform to Carrington for approximately $139 million. The consummation of the transaction is subject to approval by the Bankruptcy Court, which will oversee an "overbid" process to give other potential buyers an opportunity to submit higher and better offers, and other customary closing conditions.

PART IV   OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Stergios Theologides
(Name)

949
(Area Code)

863-7243
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








New Century Mortgage Securities LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 3, 2007
(Date)


(By)  /s/ Kevin Cloyd
      Kevin Cloyd
      President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.